Exhibit 4.3

RESTRICTED STOCK AWARD AGREEMENT

This Restricted Stock Award Agreement (this “Agreement”) is made as of [Date], between CuriosityStream Inc., a Delaware corporation (the “Company”), and [Grantee Name] (the “Grantee”).

WHEREAS, the Company may, pursuant to Section 152 of the Delaware General Corporate Law, grant, among other awards, restricted shares, which are subject to certain forfeiture provisions and/or certain restrictions on transferability pursuant to this Agreement or the terms of the CuriosityStream Inc. Inducement Equity Incentive Plan (the “Plan”);

WHEREAS, the Company has adopted the Plan. Capitalized terms used in this Agreement without definition shall have the meanings ascribed to such terms in the Plan;

WHEREAS, the Company has determined that the award of restricted stock evidenced hereby constitutes a material inducement to the Grantee’s commencement of employment with the Company and is being granted pursuant to Nasdaq Listing Rule 5635(c)(4) as an inducement award outside of the Company’s shareholder-approved equity incentive plans; and

NOW, THEREFORE, in consideration of the foregoing and following mutual covenants and for other good and valuable consideration, the parties agree as follows:

1. Grant of Restricted Shares. The Company hereby grants to the Grantee [# restricted shares granted] shares of the Company’s common stock (the “Restricted Shares”), which shares shall be issued from the Company’s treasury shares on the date hereof. The Restricted Shares shall be subject to the forfeiture provisions, transfer restrictions, and other terms and conditions set forth herein and in the Plan, which is incorporated herein by reference. The Grantee acknowledges receipt of a copy of the Plan and acknowledges that the definitive records pertaining to the grant of the Restricted Shares, and rights hereunder, shall be retained by the Company.

2. Vesting. To the extent not previously forfeited and except as set forth in the Plan, the Restricted Shares shall become vested with respect to all Shares on the first anniversary of the grant date if the Grantee is continuously employed by the Company through the first anniversary of the Grant Date. Except as provided in in the Plan, in the event the Grantee’s employment terminates prior to the vesting date, the Restricted Shares that would have vested on such date shall be forfeited by the Grantee.

3. Holding Period. Notwithstanding the vesting of any Restricted Shares, the Grantee shall not directly or indirectly sell, assign, transfer, pledge, hypothecate, encumber or otherwise dispose of any vested Restricted Shares until the first anniversary of the applicable vesting date (the ”Holding Period”), except with the prior written consent of the Company or as otherwise required by law. Any attempted transfer in violation of this Section shall be void ab initio and shall not be recognized by the Company.

The Company may place legends on stock certificates or book entry records and implement such administrative procedures as it deems necessary to enforce the restrictions contained in this Section.

4. Lapse of Restrictions. Subject to Section 6, Section 8, and as otherwise provided in the Plan, upon lapse of the Holding Period of the Restricted Shares as provided in Section 3, the forfeiture restrictions applicable to the vested Restricted Shares shall lapse. Within 30 days following the end of the Holding Period, the Company shall remove any legends or other restrictions on the stock certificates or book entry records evidencing such vested Restricted Shares. No fractional Shares shall be issued. Fractional Restricted Shares shall be settled through a cash payment equal to the Fair Market Value of a Share on the vesting date. The removal of restrictions on Shares shall be subject to compliance by the Company and Grantee with all applicable requirements of federal and state securities laws and with all applicable requirements of any stock exchange on which the Shares may be listed.

5. Non-Assignability. The Restricted Shares shall not be transferable by the Grantee, except as the Plan or this Agreement may otherwise provide.

6. Shareholder Rights. Upon vesting of the Restricted Shares as provided in Section 2 , the Grantee shall have all the rights of a stockholder with respect to such Restricted Shares, including the right to vote the Restricted Shares and to receive all dividends or other distributions paid or made with respect thereto; provided, however, that any dividends or distributions payable with respect to Restricted Shares that have not yet vested shall be held by the Company and shall be paid to the Grantee (without interest) within 30 days following the date on which such Restricted Shares vest, and if such Restricted Shares are forfeited, any accumulated dividends or distributions with respect thereto shall also be forfeited.

7. Withholding. In addition to any rights or obligations with respect to the federal, state, local or foreign income taxes, withholding taxes or employment taxes required to be withheld under applicable law, the Company or any Subsidiary employing the Grantee shall have the right to withhold from the Grantee, or otherwise require the Grantee or an assignee to pay, any such required withholding obligations arising as a result of grant or vesting and settlement of the Restricted Shares or any other taxable event occurring pursuant to this Agreement, including, without limitation, to the extent permitted by law, the right to deduct any such withholding obligations from any payment of any kind otherwise due to the Grantee or to take such other actions (including, without limitation, withholding any Shares or cash deliverable pursuant to the Plan or any Award) as may be necessary to satisfy such withholding obligations.

8. Section 83(b) Election. The Grantee understands that the Grantee may elect to be taxed at the time the Restricted Shares are granted rather than when such Restricted Shares vest by filing an election under Section 83(b) of the Code with the Internal Revenue Service within 30 days after the date of grant. THE GRANTEE ACKNOWLEDGES THAT IT IS THE GRANTEE’S SOLE RESPONSIBILITY, AND NOT THE COMPANY’S, TO TIMELY FILE AN ELECTION UNDER SECTION 83(B), EVEN IF THE GRANTEE REQUESTS THE COMPANY OR ITS REPRESENTATIVES TO MAKE THIS FILING ON THE GRANTEE’S BEHALF. The Grantee is strongly encouraged to seek the advice of the Grantee’s own tax consultants in connection with the issuance of the Restricted Shares and the advisability of filing an election under Section 83(b) of the Code. The Grantee acknowledges that (i) the Company has directed the Grantee to seek independent advice regarding the applicable provisions of the Code, the income tax laws of any municipality, state or foreign country in which the Grantee may reside, and the tax consequences of the Grantee’s death, (ii) a Section 83(b) election, if made, must be filed no later than 30 days after the date of grant, and (iii) the Company and its legal and financial advisors have not and will not provide the Grantee with any tax advice with respect to the Section 83(b) election. If the Grantee files a Section 83(b) election, the Grantee shall promptly provide a copy of such election to the Company.

9. Notices. Any notices required or permitted by the terms of this Agreement or the Plan shall be given by registered or certified mail, return receipt requested, addressed as follows:

To the Company:	CuriosityStream Inc.
8484 Georgia Ave., Ste. 700
Silver Spring, MD 20910
Attn: General Counsel

And to the Grantee at the most recent address Grantee has provided to the Company. Any such notice shall be deemed to have been given when mailed in accordance with the foregoing provisions.

10. Section 409A. This Agreement and the Restricted Shares are intended to be exempt from Section 409A of the Code pursuant to Treasury Regulation Section 1.409A-1(b)(6) (short-term deferrals) or as otherwise exempt from Section 409A. To the extent applicable, this Agreement shall be interpreted in accordance with Section 409A of the Code and any applicable regulations or guidance thereunder.

11. Acknowledgment. Grantee acknowledges that the Award evidenced by this Agreement is intended to qualify as an inducement grant under Nasdaq Listing Rule 5635(c)(4) and that the Company may publicly disclose the material terms of this Award to comply with applicable Nasdaq requirements.

12. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware.

13. Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury of any claim or cause of action in any legal proceeding arising out of or related to this Agreement or the transactions or events contemplated hereby or any course of conduct, course of dealing, statements (whether verbal or written) or actions of any party hereto. The parties hereto each agree that any and all such claims and causes of action shall be tried by a court trial without a jury. Each of the parties hereto further waives any right to seek to consolidate any such legal proceeding in which a jury trial has been waived with any other legal proceeding in which a jury trial cannot or has not been waived.

14. Binding Effect. This Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

15. Recoupment. The Restricted Shares (and gains earned or accrued in connection with the Restricted Shares) shall be subject to such generally applicable policies as to forfeiture and recoupment (including, without limitation, upon the occurrence of material financial or accounting errors, financial or other misconduct or Competitive Activity) as may be adopted by the Administrator or the Board (or committee thereof) from time to time. Any such policies may (in the discretion of the Administrator or the Board) be applied to the Restricted Shares at the time of adoption of such policies, or on a prospective basis only. The Grantee shall also forfeit and disgorge to the Company the Restricted Shares and any gains earned or accrued due to the sale of any Company Common Stock to the extent required by applicable law or as required by any stock exchange or quotation system on which the Company Common Stock is listed or quoted, in each case in effect on or after the Effective Date, including but not limited to Section 304 of the Sarbanes-Oxley Act of 2002 and Section 10D of the Exchange Act. The implementation of policies and procedures pursuant to this Section 14 and any modification of the same shall not be subject to any restrictions on amendment or modification of Awards.

16. Authorization To Share Personal Data. The Grantee authorizes the Company and any Subsidiary of the Company that employs the Grantee or that otherwise has or lawfully obtains personal data relating to the Grantee to divulge or transfer such personal data to the Company or to a third party, in each case in any jurisdiction, if and to the extent appropriate in connection with this Agreement or the administration of the Plan.

17. No Right to Continued Employment. Nothing in this Agreement shall be deemed to confer on the Grantee any right to continue in the employ of the Company or any Subsidiary, or to interfere with or limit in any way the right of the Company or any Subsidiary to terminate such employment at any time.

18. Waiver; Amendment. Any party hereto or beneficiary hereof may by written notice to the other parties (A) extend the time for the performance of any of the obligations or other actions of the other parties under this Agreement, (B) waive compliance with any of the conditions or covenants of the other parties contained in this Agreement and (C) waive or modify performance of any of the obligations of the other parties under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party or beneficiary, shall be deemed to constitute a waiver by the party or beneficiary taking such action of compliance with any representations, warranties, covenants or agreements contained herein. The waiver by any party hereto or beneficiary hereof of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by a party or beneficiary to exercise any right or privilege hereunder shall be deemed a waiver of such party’s or beneficiary’s rights or privileges hereunder or shall be deemed a waiver of such party’s or beneficiary’s rights to exercise the same at any subsequent time or times hereunder. This Agreement may not be amended, modified or supplemented orally, but only by a written instrument executed by the Grantee and the Company.

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IN WITNESS WHEREOF, the Company and the Grantee have caused this Agreement to be executed on their behalf, by their duly authorized representatives, as of the day and year first above written.

CURIOSITYSTREAM INC.	GRANTEE

By:
Its:

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